Exhibit No. 99.1
WORTHINGTON ARMSTRONG VENTURE
Consolidated Financial Statements
December 31, 2010 and 2009
(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report
The Board of Directors
Worthington Armstrong Venture:
We have audited the accompanying consolidated balance sheets of Worthington Armstrong Venture and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, partners’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
(issued 02/18/11)
Philadelphia, Pennsylvania
February 18, 2011

WORTHINGTON ARMSTRONG VENTURE
Consolidated Balance Sheets
December 31, 2010 and 2009
(in thousands)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$45,533	48,797
Accounts receivable, net	30,615	27,819
Inventory, net	35,086	31,560
Other current assets	1,265	1,843

Total current assets	112,499	110,019

Property, plant, and equipment, net	33,417	33,657
Goodwill	2,053	2,245
Other assets	235	323

Total assets	$148,204	146,244

Liabilities and Partners’ Equity (Deficit)

Current liabilities:
Accounts payable	$14,529	11,178
Accrued expenses	6,466	5,493
Taxes payable	1,077	670

Total current liabilities	22,072	17,341

Long-term liabilities:
Deferred income taxes	159	181
Long-term debt	150,000	150,000
Other long-term liabilities	4,438	4,454

Total long-term liabilities	154,597	154,635

Total liabilities	176,669	171,976

Partners’ equity (deficit):
Contributed capital	—	—
Accumulated (deficit)	(27,060)	(27,339)
Accumulated other comprehensive income (loss)	(1,405)	1,607

Total partners’ equity (deficit)	(28,465)	(25,732)

Total liabilities and partners’ equity (deficit)	$148,204	146,244

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE
Consolidated Statements of Income
Years ended December 31, 2010, 2009, and 2008
(in thousands)

	2010	2009	2008
Net sales	$332,165	307,938	421,836
Cost of sales	(194,657)	(189,083)	(261,664)

Gross margin	137,508	118,855	160,172

Selling, general, and administrative expenses	(28,108)	(23,441)	(27,349)

	109,400	95,414	132,823
Other income	204	254	108
Interest income	33	120	1,501
Interest expense	(1,398)	(2,005)	(3,965)

Income before income tax expense	108,239	93,783	130,467

Income tax expense	(2,430)	(1,005)	(5,022)

Net income	$105,809	92,778	125,445

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE
Consolidated Statements of Partners’ Equity (Deficit) and Comprehensive Income
Years ended December 31, 2010, 2009, and 2008
(in thousands)

	Contributed capital
		The		Accumulated
	Armstrong	Worthington		other	Total
	Ventures,	Steel	Accumulated	comprehensive	partners’	Comprehensive
	Inc.	Company	(deficit)	income (loss)	equity (deficit)	income
Balance, January 1, 2008	$12,825	9,613	—	6,432	28,870
Net income	—	—	125,445	—	125,445	$125,445
Distributions	(12,825)	(9,613)	(138,562)	—	(161,000)	—
Change in pension plan	—	—	—	(2,217)	(2,217)	(2,217)
Foreign currency translation adjustments	—	—	—	(4,258)	(4,258)	(4,258)

Balance, December 31, 2008	$—	—	(13,117)	(43)	(13,160)	$118,970

Net income	—	—	92,778	—	92,778	$92,778
Distributions	—	—	(107,000)	—	(107,000)	—
Change in pension plan	—	—	—	528	528	528
Foreign currency translation adjustments	—	—	—	1,122	1,122	1,122

Balance, December 31, 2009	—	—	(27,339)	1,607	(25,732)	$94,428

Net income	—	—	105,809	—	105,809	$105,809
Distributions	—	—	(105,530)	—	(105,530)	—
Change in pension plan	—	—	—	(560)	(560)	(560)
Foreign currency translation adjustments	—	—	—	(2,452)	(2,452)	(2,452)

Balance, December 31, 2010	$—	—	(27,060)	(1,405)	(28,465)	$102,797

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE
Consolidated Statements of Cash Flows
Years ended December 31, 2010, 2009, and 2008
(in thousands)

	2010	2009	2008
Cash flows from operating activities:
Net income	$105,809	92,778	125,445
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,909	3,711	3,648
Deferred income taxes	61	(414)	69
Change in accounts receivable	(3,145)	6,209	11,714
Change in inventory	(4,187)	15,276	(11,385)
Change in accounts payable and accrued expenses	4,553	(2,989)	(7,491)
Other	945	(2,779)	(1,367)

Net cash provided by operating activities	107,945	111,792	120,633

Cash flows from investing activities:
Purchases of property, plant, and equipment	(3,802)	(7,380)	(6,272)
Sale of property, plant, and equipment	31	282	75

Net cash used in investing activities	(3,771)	(7,098)	(6,197)

Cash flows from financing activities:
Issuance of long-term debt	—	—	50,000
Distributions paid	(105,530)	(107,000)	(161,000)

Net cash used in financing activities	(105,530)	(107,000)	(111,000)

Effect of exchange rate changes on cash and cash equivalents	(1,908)	819	(456)

Net increase (decrease) in cash and cash equivalents	(3,264)	(1,487)	2,980

Cash and cash equivalents at beginning of year	48,797	50,284	47,304

Cash and cash equivalents at end of year	$45,533	48,797	50,284

Supplemental disclosures:
Interest paid	$1,376	2,391	4,530
Income taxes paid	1,134	3,876	3,423
See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)
Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, Spain, the United Kingdom, the Peoples Republic of China, and India.

Summary of Significant Accounting Policies
Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and goodwill, valuation allowances for receivables and inventories, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.
Revenue Recognition

The Company recognizes revenue from the sale of products when title transfers, generally on the date of shipment and collection of the relevant receivable is probable. At the time of shipment, a provision is made for estimated applicable discounts and losses that reduce revenue. Sales with independent U.S. distributors of products to major home center retailers are recorded when the products are shipped from the distributor’s locations to these retailers.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.
Advertising Costs
The Company recognizes advertising expense as incurred. Advertising expense was $867, $1,015, and $1,193 for the years ended December 31, 2010, 2009, and 2008, respectively.
Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $3,442, $3,623, and $4,762 for the years ended December 31, 2010, 2009, and 2008, respectively.

Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. Deferred income tax assets and liabilities are recognized for foreign subsidiaries for taxes estimated to be payable in future years based upon differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are determined using enacted rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. In connection with the adoption of FASB Accounting Standards Update (ASU) No. 2009-06 as of January 1, 2009, and following the guidance in FASB Accounting Standards Codification (ASC) Topic 740 — Income Taxes, the Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of ASU No. 2009-06, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)
Cash and Cash Equivalents
Short-term cash investments that have original maturities of three months or less when purchased are considered to be cash equivalents.
Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories
Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out method.
Long-Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually. The impairment tests performed in 2010, 2009, and 2008 did not result in an impairment of the Company’s goodwill.

Foreign Currency Translation and Transactions

For subsidiaries with functional currencies other than the U.S. dollar, income statement items are translated into dollars at average exchange rates throughout the year and balance sheet items are translated at year-end exchange rates. Gains or losses on foreign currency transactions are recognized in other income, net in the accompanying consolidated statements of income. Gains and losses on foreign currency translation are recognized in accumulated other comprehensive income in the accompanying consolidated balance sheets.

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)
Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $1,062 and $862 at December 31, 2010 and 2009, respectively.

Inventory

	2010	2009
Finished goods	$14,602	13,176
Goods in process	24	59
Raw materials	17,341	14,935
Supplies	3,119	3,390

Total inventories	$35,086	31,560

Property, Plant, and Equipment

	2010	2009
Land	$1,901	1,942
Buildings	17,099	15,014
Machinery and equipment	74,679	73,105
Computer software	978	1,069
Construction in process	1,859	3,800

	96,516	94,930

Accumulated depreciation and amortization	(63,099)	(61,273)

Total property, plant, and equipment, net	$33,417	33,657

Depreciation and amortization expense was $3,909, $3,711, and $3,648 in 2010, 2009, and 2008, respectively.
Goodwill
Goodwill increased (decreased) by $(192), $15, and $(48) during 2010, 2009, and 2008, respectively, due to foreign currency translation.
(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)
Fair Value of Financial Instruments
The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments. The carrying value of debt approximates fair value as the debt carries a variable interest rate.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

Assets measured at fair value on a recurring basis are summarized below:

	Quoted active markets (Level 1)
	2010	2009
Assets:
Money market investments (included within cash and cash equivalents)	$24,717	22,905

	$24,717	22,905

The Company adopted the section within ASC Topic 820 — Fair Value Measurements and Disclosures that relates to determining the fair value of non-financial assets and liabilities as of January 1, 2009. This did not have a material impact on the financial statements.

The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 2 or 3 inputs.
Debt

In May 2007, the Company amended the line-of-credit facility to extend the credit agreement to May 2012 and to increase the line of credit to $150 million. The revolving line of credit is unsecured. At December 31, 2010 and 2009, there was $150 million outstanding on this line-of-credit. The amount outstanding bears interest ranging from 0.86%-0.99% and 0.79%-1.76% at December 31, 2010 and 2009, respectively.

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)

The line-of-credit contains certain restrictive financial covenants, including, among others, interest coverage and leverage ratios, as well as restrictions on dividends. The Company was in compliance with its covenants as of December 31, 2010 and 2009.

Pension Benefit Programs

The Company contributes to the Worthington defined contribution deferred profit sharing plan for eligible U.S. employees. Cost for this plan was $868, $824, and $1,138 for 2010, 2009, and 2008, respectively.

The Company contributes to government-related pension programs in a number of foreign countries. The cost for these plans amounted to $356, $329, and $296 for 2010, 2009, and 2008, respectively.

The Company also has a U.S. defined benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan.

The Company has included the required disclosures related to the adoption of ASC Topic 715 — Compensation — Retirement Benefits during 2009.
The following table sets forth the defined benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2010 and 2009:

	2010	2009
Projected benefit obligation at beginning of year	$8,436	8,683
Interest cost	503	507
Actuarial (gain) loss	774	(19)
Benefits paid	(632)	(735)

Projected benefit obligation at end of year	$9,081	8,436

	2010	2009
Benefit obligation at December 31	$9,081	8,436
Fair value of plan assets as of December 31	5,637	5,531

Funded status at end of year	$(3,444)	(2,905)

Amounts recognized in the balance sheets consist of:
Other long-term liabilities	$(3,444)	(2,905)
Accumulated other comprehensive loss	4,405	3,845
Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.
(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)
The components of net periodic benefit cost (benefit) are as follows:

	2010	2009	2008
Interest cost	$503	507	511
Expected return on plan assets	(430)	(411)	(584)
Recognized net actuarial loss	238	247	209

Net periodic benefit cost	$311	343	136

The accumulated benefit obligation for the U.S. defined benefit plan was $9,081 and $8,436 at December 31, 2010 and 2009, respectively.
The net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $140.
Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2010 and 2009 are as follows:

	2010	2009
Weighted average assumptions for the year ended December 31:
Discount rate	6.10%	6.10%
Expected long-term rate of return on plan assets	8.00	8.00

Weighted average assumptions as of December 31:
Discount rate	5.30%	6.10%
Expected long-term rate of return on plan assets	8.00	8.00
Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in note 7 — Fair Value of Financial Instruments.

The U.S. defined benefit pension plan assets’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)
The following table sets forth by level within the fair value hierarchy a summary of the plan’s assets measured at fair value on a recurring basis as of December 31, 2010:

		2010
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$250	250	—
Corporate bonds	700	—	700
U.S. government and agency issues	664	—	664
Common stocks	4,023	4,023	—

	$5,637	4,273	1,364

		2009
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$340	340	—
Corporate bonds	716	—	716
U.S. government and agency issues	684	—	684
Common stocks	3,791	3,791	—

	$5,531	4,131	1,400

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Cash: Consists of cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturity of these instruments.

Money market funds: The money market investment consists of an institutional investor money market fund, valued at the fund’s net asset value (NAV), which is normally calculated at the close of business daily. The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV.

Corporate bonds and U.S. government and agency issues: Consist of investments in individual corporate bonds or government bonds. These bonds are each individually valued using a yield curve model, based on observable inputs, that may also incorporate available trade and bid/ask spread data where available.

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)
Common stocks: Consist of investments in common stocks that are valued at the closing price reported on the active market on which the individual security is traded.
In developing the 8% expected long-term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long-term inflation assumptions.

The primary investment objective of the defined benefit pension plan is to achieve long-term growth of capital in excess of 8% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprising equities, fixed income, and cash investments.

Each asset class utilized by the defined benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2010 and 2009 position:

		Position at December 31
	Target weight	2010	2009
Equity securities	65%	71%	69%
Fixed income securities	35	24	25
Cash and equivalents	—	5	6
The Company made contributions of $333, $271, and $58 to the U.S. defined benefit pension plan in 2010, 2009, and 2008, respectively. The Company expects to contribute $300 to the plan in 2011.
The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year ending December 31:
2010	$637
2011	631
2012	628
2013	625
2014	611
2015 – 2019	2,955
The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2010.
Income Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. Therefore, no income tax provision has been recorded on U.S. income. There are no significant differences between the statutory income tax rates in foreign countries where the Company operates and the income tax provision recorded in the income statements. No deferred taxes, including withholding taxes, have been provided on the unremitted earnings of foreign subsidiaries as the Company’s intention is to invest these earnings permanently.

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)

Deferred tax balances recorded on the balance sheets relate primarily to depreciation, tax-deductible goodwill, and accrued expenses. In 2010, the provision for income tax expense (benefit) was $2,430 comprising $2,446 current and ($16) deferred. In 2009, the provision for income tax expense (benefit) was $1,005 comprising $1,391 current and ($386) deferred. In 2008, the provision for income tax expense (benefit) was $5,022 comprising $5,078 current and ($56) deferred.

The Company adopted the provisions of ASC Topic 740, Income Taxes, related to the accounting for uncertainties in income taxes on January 1, 2009. As a result of this implementation, the Company did not recognize any liabilities for unrecognized tax benefits.

The Company is open for tax examination by foreign taxing authorities for various jurisdictions from 2006-2010. We have no reserve related to these tax years.
Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense during 2010, 2009, and 2008 amounted to $2,458, $2,418, and $2,473, respectively.

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows:

Year:
2011	$2,586
2012	2,284
2013	2,179
2014	980
2015	318
2016 thereafter	194

Total	$8,541

Accumulated Other Comprehensive Income
The balances for accumulated other comprehensive income are as follows:

	2010	2009
Foreign currency translation	$3,000	5,452
Change in pension plan	(4,405)	(3,845)

Total accumulated other comprehensive income (loss)	$(1,405)	1,607

(Continued)

WORTHINGTON ARMSTRONG VENTURE
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in thousands)
Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. Armstrong purchases grid products from the Company, which are then resold along with Armstrong inventory to the customer.

	2010	2009	2008
Services provided by Armstrong	$15,158	14,194	16,143
Sales to Armstrong	78,526	66,782	98,002

No amounts were owed to Armstrong as of December 31, 2010 or 2009. Armstrong owed the Company $2,000 and $4,101 for purchases of product for the same periods, respectively, which are included in accounts receivable.

Worthington provides certain administrative processing services, steel processing services, and insurance-related coverages to the Company for which it receives reimbursement.

	2010	2009	2008
Administrative services by Worthington	$432	435	474
Insurance-related coverage net premiums (refunds) by Worthington	585	456	(276)
Steel processing services by Worthington	1,619	1,536	2,215
The Company owed $623 and $634 to Worthington as of December 31, 2010 and 2009, respectively, which are included in accounts payable.
Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Subsequent Events
Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 18, 2011.